Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-176914

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated November 8, 2011.

Prospectus Supplement to the Prospectus dated September 19, 2011 and the Prospectus Supplement dated September 19, 2011 — No.

The Goldman Sachs Group, Inc.
Medium-Term Notes, Series D

$
Leveraged Currency-Linked Notes due
(Linked to the Performance of the Chinese Renminbi Against the U.S. Dollar)

The notes will not bear interest. The amount that you will be paid on your notes on the stated maturity date (set on the trade date, expected to be May 20, 2013, subject to adjustment) will be based on the performance of the Chinese Renminbi (CNY) against the U.S. Dollar (USD) (which we refer to as the exchange rate) as measured from the trade date to and including the valuation date (set on the trade date, expected to be May 13, 2013, subject to adjustment). The exchange rate is expressed as the Chinese Renminbi value of one U.S. Dollar. By purchasing this note, investors will take the view that the Chinese Renminbi will appreciate in value against the U.S. Dollar over the period from the trade date to and including the valuation date. As more fully described below, if the currency return (defined below) is negative (the initial exchange rate is less than the final exchange rate), you would lose a portion of your investment in the notes and you may lose your entire investment in the notes depending on the performance of the Chinese Renminbi against the U.S. Dollar.

To determine your payment at maturity, we will first calculate the currency return, which is the percentage increase or decrease in the final exchange rate (expected to be the exchange rate on the valuation date, subject to adjustment) from the initial exchange rate (set on the trade date). The currency return may reflect a positive return (based on any appreciation in the value of the Chinese Renminbi against the U.S. Dollar over the life of the notes) or a negative return (based on any depreciation in the value of the Chinese Renminbi against the U.S. Dollar over the life of the notes). On the stated maturity date, for each $1,000 face amount of your notes:

•

if the currency return is positive, you will receive an amount equal to the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the currency return times (c) the upside participation factor (expected to be 1.5);

•

if the currency return is zero or negative, you will receive an amount equal to the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the currency return, subject to a minimum payment amount of $0.

The amount you will be paid on your notes on the stated maturity date will not be affected by the final exchange rate on any day other than the valuation date. You could lose your entire investment in the notes. If at maturity the currency return is negative, you will have a loss for each $1,000 face amount that equals the product of (i) the currency return (which is a negative percentage) multiplied by (ii) $1,000. In addition, the notes will not pay interest, and no other payments on your notes will be made prior to the stated maturity date.

Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the notes found in “Summary Information” on page S-2 and “Specific Terms of Your Notes” on page S-16.

Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions, our creditworthiness or other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) will, and the price you may receive for your notes may, be significantly less than the original issue price. The value or quoted price of your notes at any time will reflect many factors and cannot be predicted; however, the price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. We encourage you to read “Additional Risk Factors Specific to Your Notes” on page S-8 so that you may better understand those risks.

Original issue date (settlement date):	expected to be November 18, 2011	Original issue price:	100% of the face amount*
Underwriting discount:	% of the face amount	Net proceeds to the issuer:	% of the face amount

*The notes will be sold at variable prices. Accounts of certain national banks, acting as purchase agents for such accounts, have agreed with the purchase agents to pay a purchase price of     % of the face amount, and as a result of such agreements, the agents with respect to sales to be made to such accounts will not receive any portion of the underwriting discount from Goldman, Sachs & Co.

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this prospectus supplement, at issue prices, underwriting discounts and net proceeds that differ from the amounts set forth above.

The return (whether positive or negative) on your investment in the notes will depend in part on the issue price you pay for such notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs may use this prospectus supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this prospectus supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus supplement is being used in a market-making transaction.

Goldman, Sachs & Co.	JPMorgan Placement Agent

Prospectus Supplement dated                     , 2011.

SUMMARY INFORMATION

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below and under “Specific Terms of Your Notes” on page S-16. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated September 19, 2011, as supplemented by the accompanying prospectus supplement, dated September 19, 2011, in each case relating to the Medium-Term Notes, Series D of The Goldman Sachs Group, Inc. References to the “indenture” in this prospectus supplement mean the senior debt indenture, dated July 16, 2008, between The Goldman Sachs Group, Inc. and The Bank of New York Mellon, as trustee.

Key Terms

Issuer: The Goldman Sachs Group, Inc.

Face amount: each note will have a face amount equal to $1,000; $             in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this prospectus supplement

Exchange rate: the exchange rate for the Chinese Renminbi, expressed as the Chinese Renminbi (CNY) value of one U.S. Dollar (USD)

Payment amount: on the stated maturity date, for each $1,000 face amount of your notes, we will pay you an amount in cash equal to:

•	if the currency return is positive, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the currency return times (c) the upside participation factor;

•	if the currency return is zero or negative, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the currency return, subject to a minimum payment amount of $0

Purchase at amount other than face amount: the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. See

“Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected” on page S-10

Upside participation factor (to be set on the trade date): expected to be 1.5

Initial exchange rate (to be set on the trade date):

Final exchange rate: the final exchange rate (expressed as the Chinese Renminbi value of one U.S. Dollar) will be determined on the valuation date by reference to the CNY/USD rate published by the People’s Bank of China, Beijing, People’s Republic of China, which appears on the Reuters Screen “SAEC” Page opposite the symbol “USDCNY=” at approximately 9:15 a.m., Beijing time (or any successor or replacement service or page thereto, as determined by the calculation agent in its sole discretion), except in the limited circumstances described under “Specific Terms of Your Notes — Consequences of a Non-Fixing Day” on page S-18

Currency return: the quotient of (1) the initial exchange rate minus the final exchange rate divided by (2) the initial exchange rate, expressed as a positive or negative percentage

Trade date: expected to be November 11, 2011

Original issue date (settlement date): expected to be November 18, 2011 (the fifth scheduled business day after the trade date)

Stated maturity date (to be set on the trade date): expected to be May 20, 2013, subject to adjustment as described under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Stated Maturity Date” on page S-17

Valuation date (to be set on the trade date): expected to be May 13, 2013, subject to adjustment as described under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Valuation Date” on page S-17 and “— Consequences of a Non-Fixing Day” on page S-18

Fixing day: as described under “Specific Terms of Your Notes — Special Calculation Provisions — Fixing Day” on page S-19

Business day: as described under “Specific Terms of Your Notes — Special Calculation Provisions — Business Day” on page S-19

Market disruption event: as described under “Specific Terms of Your Notes — Special Calculation Provisions — Market Disruption Event” on page S-20

Scheduled holiday: as described under “Specific Terms of Your Notes — Special Calculation Provisions — Unscheduled and Scheduled Holiday” on page S-19

Unscheduled holiday: as described under “Specific Terms of Your Notes — Special Calculation Provisions — Unscheduled and Scheduled Holiday” on page S-19

Interest: the notes will not bear interest

No listing: the notes will not be listed on any securities exchange or interdealer market quotation system

No redemption: the notes will not be subject to redemption right or price dependent redemption right

Calculation agent: Goldman, Sachs & Co.

CUSIP no.: 38143UZT1

ISIN no.: US38143UZT14

Original issue discount notes: you will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize each note for all tax purposes as a contingent Chinese Renminbi denominated debt obligation as described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-24 of this prospectus supplement.

FDIC: the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that various hypothetical currency returns on the valuation date could have on the payment amount, assuming all other variables remain constant. No one can predict what the market value of the Chinese Renminbi will be on the valuation date. The Chinese Renminbi has been highly volatile in the past — meaning that the exchange rate has changed substantially in relatively short periods — and its performance cannot be predicted for any future period.

Any rate of return you may earn on an investment in the notes may be lower than that which you could earn on a comparable investment in the Chinese Renminbi.

The information in the table and chart reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples shown below. In addition, assuming no changes in market conditions or our creditworthiness and other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) will, and the price you receive for your notes may, be significantly less than the original issue price. For more information on the value of your notes in the secondary market, see “Additional Risk Factors Specific to Your Notes — Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Market Value of Your Notes on the Trade Date (As Determined by Reference to Pricing Models Used by Goldman, Sachs & Co.) Will, and the Price You May Receive for Your Notes May, Be Significantly Less Than the Issue Price” on page S-8 and “— The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” on page S-11. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions

Face amount per note	$1,000

Upside participation factor	1.5

Notes purchased on the original issue date at the face amount and held to the stated maturity date

No market disruption event occurs

Moreover, we have not yet determined the initial exchange rate that will serve as the baseline for determining the currency return and the amount we will pay on your notes at maturity. We will not do so until the trade date. As a result, the initial exchange rate may differ substantially from the exchange rate prior to the trade date.

For these reasons, the actual performance of the exchange rate over the life of the offered notes, as well as the payment amount at maturity, may bear little relation to the hypothetical examples shown below or to the historical levels of the exchange rate shown elsewhere in this prospectus supplement. For information about the exchange rate during recent periods, see “Historical Exchange Rates” on page S-22. Before investing in the offered notes, you should consult publicly available information to determine the exchange rate between the date of this prospectus supplement and the date of your purchase of the offered notes.

Also, the examples below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on a comparable investment in the Chinese Renminbi.

The levels in the left column of the following table represent hypothetical currency returns. The amounts in the right column represent the hypothetical payment amounts, based on the corresponding hypothetical currency return, and are expressed as percentages of the face amount of a note (rounded to the nearest one hundredth of one percent). Thus, a hypothetical payment amount of 100% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100% of the face amount of a note, based on the corresponding hypothetical currency return and the assumptions noted above.

The final exchange rate will be determined on the valuation date. The currency return will be equal to the quotient of (1) the initial exchange rate minus the final exchange rate divided by (2) the initial exchange rate, expressed as a positive or negative percentage.

Hypothetical Currency Return	Hypothetical Payment Amount (as Percentage of Face Amount)
50.00%	175.00%
25.00%	137.50%
2.00%	103.00%
0.00%	100.00%
-10.00%	90.00%
-25.00%	75.00%
-50.00%	50.00%
-75.00%	25.00%
-100.00%	0.00%

If, for example, the currency return was determined to be -50.00%, the payment amount that we would deliver to you at maturity would be 50.00% of the face amount of your notes. As a result, if you purchased your notes on the original issue date and held them to the stated maturity date, you would lose 50.00% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment).

The following chart shows a graphical illustration of the hypothetical payment amounts (expressed as a percentage of the face amount of your notes) that we would deliver to the holder of the notes on the stated maturity date, if the currency return was any of the hypothetical returns shown on the horizontal axis.

The payment amounts shown above are entirely hypothetical; they are based on exchange rates that may not be achieved on the valuation date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical payment amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical payment amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to Your Notes — The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” on page S-11.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the United States income tax treatment of the notes, as described elsewhere in this prospectus.

We cannot predict the actual currency return or what the market value of your notes will be on any given fixing day, nor can we predict the relationship between the exchange rate and the market value of your notes at any time prior to the stated maturity date. The actual amount that a holder of the offered notes will receive on the stated maturity date and the total rate of return on the offered notes will depend on the actual initial exchange rate and upside participation factor that will be set on the trade date and the actual currency return determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical examples are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your note on the stated maturity date may be very different from the information reflected in the table and hypothetical examples above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated September 19, 2011. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the Chinese Renminbi. You should carefully consider whether the offered notes are suited to your particular circumstances.

Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Market Value of Your Notes on the Trade Date (As Determined by Reference to Pricing Models Used by Goldman, Sachs & Co.) Will, and the Price You May Receive for Your Notes May, Be Significantly Less Than the Issue Price

The price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market, which it is under no obligation to do) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models.

In addition to the factors discussed above, the value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman Sachs & Co. makes a market in the notes, the price quoted by Goldman Sachs & Co. for the notes would reflect any changes in market conditions and other relevant factors, including a deterioration in our creditworthiness or perceived creditworthiness whether measured by our credit ratings or other credit measures. These changes may adversely affect the market price of your notes, including the price you may receive for your notes in any market making transaction. To the extent that Goldman, Sachs & Co. makes a market in the notes, it may receive income from the spreads between its bid and offer prices for the notes, if any. In addition, even if our creditworthiness does not decline, the value of your notes on the trade date is expected to be significantly less than the original issue price, taking into account our credit spreads on that date. The quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. See “— The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” below.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes; and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “— Your Notes May Not Have an Active Trading Market” below.

Your Notes Will Not Bear Interest

You will not receive any interest payments on your notes. Unless the payment amount on your notes on the stated maturity date substantially exceeds the amount you paid for your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

You May Lose Your Entire Investment in the Notes

You can lose all or substantially all of your investment in the notes. The cash payment on the notes, if any, on the stated maturity date will be based on the currency return. Thus, if the currency return is less than zero, as calculated by the calculation agent, you will receive less than the face amount of your notes on the stated maturity date and may lose all or substantially all of your investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of the notes prior to the stated maturity date may be significantly lower than the purchase price paid for such notes. Consequently, if you sell your notes before the stated maturity date, you may receive less than the amount of your investment in the notes.

The Return on Your Notes Will Depend on Changes in the Exchange Rate and Is Subject to Foreign Currency Exchange Risk

Any amount that we pay on the maturity date on the outstanding face amount of your notes will be based upon the difference between the final exchange rate and the initial exchange rate. Fluctuations in the value of the Chinese Renminbi relative to the U.S. Dollar will affect the market price of your notes, the final exchange rate and the amount payable at maturity. If the U.S. Dollar strengthens against the Chinese Renminbi, the currency return will be adversely affected and the amount payable at maturity of the notes may be reduced.

The exchange rate is the result of the supply of, and the demand for, the Chinese Renminbi. Changes in the exchange rate result over time, and may vary considerably during the life of your notes, from the interaction of many factors directly or indirectly affecting economic and political conditions in the People’s Republic of China and the United States, including economic and political developments in other countries.

Of particular importance to potential currency exchange risk are:

•	existing and expected rates of inflation;

•	existing and expected interest rate levels;

•	the balance of payments;

•	the extent of governmental surpluses or deficits in the People’s Republic of China and the United States; and

•	other financial, economic, military and political factors.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the governments of various countries, the People’s Republic of China and the United States and other countries important to the international trade and finance.

The price of the notes and payment on the stated maturity date could also be adversely affected by delays in, or refusals to grant, any required governmental approval for conversions of a local currency and remittances abroad with respect to currency restrictions on the repatriation of U.S. Dollars.

We cannot assure you that a currency crisis or significant devaluation will not happen in the future to the Chinese Renminbi during the term of the notes. If the Chinese Renminbi experiences devaluation, the value of the notes will be significantly adversely affected.

Past Performance is No Guide to Future Performance

The actual performance of the exchange rate, as well as the amount payable, if any, at maturity, cannot be predicted based on its historical performance or the hypothetical return examples set forth in “Hypothetical Examples” above. Changes in the exchange rate will affect the market value of the notes. However, we cannot predict the future performance of the exchange rate and it is impossible to predict whether the Chinese Renminbi will appreciate or depreciate relative to the U.S. Dollar from the trade date to the valuation date.

Other Investors in the Notes May Not Have the Same Interests as You

Other investors in the notes are not required to take into account the interests of any other investor in exercising remedies or voting or other rights in their capacity as note holders or in making requests or recommendations to Goldman, Sachs & Co. as to the establishment of other transaction terms. The interests of other investors may, in some circumstances, be adverse to your interests. For example, certain investors may take short positions (directly or indirectly through derivative transactions) on assets that are the same or similar to your notes or the Chinese Renminbi, which may adversely impact the market for or value of your notes.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this prospectus supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this prospectus supplement.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The payment amount you will be paid for your notes on the stated maturity date will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount.

Intervention in the Foreign Currency Exchange Markets by the People’s Republic of China Could Materially and Adversely Affect the Value of Your Notes

Specific currencies’ exchange rates are volatile and are affected by numerous factors specific to each foreign country. Foreign currency exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government, or left to float freely. Governments, including those issuing the Chinese Renminbi or the U.S. Dollar use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. Currency developments may occur in the People’s Republic of China. Often, these currency developments impact foreign currency exchange rates in ways that cannot be predicted.

Governments may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the offered notes is that their liquidity, trading value and payment amount could be affected by the actions of sovereign governments that could change or interfere with previously freely determined currency valuations, fluctuations in response to other market forces and the movement of currencies across borders.

The calculation agent is not obligated to make any offsetting adjustment or change during the life of your notes in the event that any floating exchange rate should become fixed, any fixed exchange rate should be allowed to float, or that the band limiting the Chinese Renminbi should be altered or removed. Nor will the calculation agent be obligated to make any offsetting adjustment or change in the event of any other devaluation or revaluation or imposition of exchange or other regulatory controls or taxes or in the event of other developments affecting the Chinese Renminbi, the U.S. Dollar, or any other currency.

A weakening in the exchange rate of the Chinese Renminbi relative to the U.S. Dollar may have a material adverse effect on the value of your notes and the return on an investment in your notes.

Suspensions or Disruptions of Market Trading in One or More Foreign Currencies May Adversely Affect the Value of Your Notes

The foreign currency exchange markets are subject to temporary distortions or other disruptions due to various factors, including government regulation and intervention, the lack of liquidity in the markets and the participation of speculators. These circumstances could adversely affect the exchange rate and, therefore, the value of your notes.

Even Though Currencies Trade Around-The-Clock, Your Notes Will Not

The interbank market in foreign currencies is a global, around-the-clock market. Therefore, the hours of trading for your notes, if any trading market develops, will not conform to the hours during which the Chinese Renminbi is traded. Significant price and rate movements may take place in the underlying foreign currency exchange markets that will not be reflected immediately in the price of your notes. The possibility of these movements should be taken into account in relating the value of your notes to those in the underlying foreign currency exchange markets. There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices and to others who wish to subscribe for this information, but this information will not necessarily be reflected in the exchange rate used to calculate the payment amount. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign currency exchange markets.

Owning the Notes is Not the Same as Owning the Chinese Renminbi

The return on your notes will not reflect the return you would realize if you actually purchased the Chinese Renminbi and converted it into U.S. Dollar on the valuation date. Even if the Chinese Renminbi appreciates relative to the U.S. Dollar during the term of the notes, the market value of the notes may not increase by the same amount. It is also possible for the Chinese Renminbi to appreciate against the U.S. Dollar while the market value of the notes declines.

The Market Value of Your Notes May Be Influenced By Many Factors That are Unpredictable and Interrelated in Complex Ways

The following factors, many of which are beyond our control, will influence the value of your notes:

•	the volatility — i.e., the frequency and magnitude of changes — of the exchange rate;

•	the level of the exchange rate;

•

economic, financial, regulatory, political, military and other events that affect currency markets generally, and which may affect the Chinese Renminbi (for more detailed description of this factor, see “— The Return on Your Notes Will Depend on Changes in the Exchange Rate and Is Subject to Foreign Currency Exchange Risk” above);

•	interest rates, in particular with respect to the markets relating to the Chinese Renminbi and the USD;

•	the time remaining until your notes mature; and

•	our creditworthiness whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.

These factors will influence the market value of your notes if you sell your notes before maturity. If you sell your notes prior to maturity, you may receive less than the face amount of your notes. You cannot predict the future performance of the Chinese Renminbi relative to the USD based on its historical performance.

The Payment Amount on Your Notes Will Not Be Affected by the Exchange Rate on Any Date Other Than the Valuation Date

The payment amount that will be paid on your notes at maturity will be determined based on the final exchange rate on the valuation date. Although the actual exchange rate on the stated maturity date or at other times during the life of your notes may be lower than the final exchange rate, you will not benefit from the exchange rate at any time other than on the valuation date.

The Notes Are Subject to the Credit Risk of Goldman Sachs

Although the return on the notes will be based on the performance of the exchange rate, the payment of any amount due on the notes is subject to the credit risk of Goldman Sachs. Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. In addition, any decline in our credit ratings or any increase in our credit spreads is likely to adversely affect the market value of the notes prior to maturity.

The Calculation Agent Can Adjust the Valuation Date if a Scheduled Holiday, Market Disruption Event, or Unscheduled Holiday Occurs or Is Continuing

If the calculation agent determines that the valuation date is not a fixing day because of a scheduled holiday, then the valuation date will be the immediately preceding fixing day.

If the calculation agent determines that the valuation date is not a fixing day because of (a) an unscheduled holiday or (b) a market disruption event occurs or is continuing on that day, then in each case the valuation date will be the first following fixing day on which the calculation agent determines that no unscheduled holiday or market disruption event has occurred or is still continuing, as applicable. In no event, however, will the valuation date be later than the originally scheduled stated maturity date. As a result of any of the foregoing, the stated maturity date for your notes may also be postponed, as described under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Stated Maturity Date” below. In such a case, you may not receive the cash payment, if any, that we are obligated to deliver on the stated maturity date until several days after the originally scheduled stated maturity date. If the valuation date is postponed to the last possible day, but (a) that day is an unscheduled holiday or (b) on that day a market disruption event occurs or is continuing, that day will nevertheless be the valuation date. If the calculation agent determines that on the last possible valuation date, as postponed, the final exchange rate is unavailable because of the occurrence of an unscheduled holiday or a market disruption event or for any other reason, the calculation agent will nevertheless determine on such valuation date, as postponed, the final exchange rate based on its assessment, made in its sole discretion, as described under “Specific Terms of Your Notes — Consequences of a Non-Fixing Day” below.

If the Exchange Rate Changes, the Market Value of Your Notes May Not Change in the Same Manner

Your notes may trade quite differently from the performance of the exchange rate. Changes in the exchange rate may not result in a comparable change in the market value of your notes. We discuss some of the reasons for this disparity under “— The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” above.

Goldman Sachs’ Anticipated Hedging Activities May Negatively Impact Investors in the Notes and Cause Our Interests and Those of Our Clients and Counterparties to be Contrary to Those of Investors in the Notes

As we describe under “Use of Proceeds and Hedging” below, we, through Goldman, Sachs & Co. or one or more of our other affiliates, expect to hedge our obligations under the offered notes by purchasing futures and/or other instruments linked to the Chinese Renminbi. We also expect to adjust the hedge by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to the Chinese Renminbi, at any time and from time to time, and to unwind the hedge by selling any of the foregoing on or before the valuation date for your notes. We may also enter into, adjust and unwind hedging transactions relating to other currency-linked notes whose returns are linked to changes in the exchange rate. Any of these hedging activities may adversely affect the exchange rate and, therefore, the market value of your notes and the amount we will pay on your notes at maturity. It is possible that we, through our affiliates, could receive substantial returns with respect to our hedging activities while the value of your notes may decline. See “Use of Proceeds and Hedging” below for a further discussion of transactions in which we or one or more of our affiliates may engage.

In addition to entering into such transactions itself, Goldman Sachs may structure such transactions for its clients or counterparties, or otherwise advise or assist clients or counterparties in entering into such transactions. These activities may be undertaken to achieve a variety of objectives, including: permitting other purchasers of the notes or other securities to hedge their investment in whole or in part; facilitating transactions for other clients or counterparties that may have business objectives or investment strategies that are inconsistent with or contrary to those of investors in the notes; hedging the exposure of Goldman Sachs to the notes including any interest in the notes that it reacquires or retains as part of the offering process, through its market-making activities or otherwise; enabling Goldman Sachs to comply with its internal risk limits or otherwise manage firmwide, business unit or product risk; and/or enabling Goldman Sachs to take directional views as to relevant markets on behalf of itself or its clients or counterparties that are inconsistent with or contrary to the views and objectives of the investors in the notes.

Goldman, Sachs & Co. and our other affiliates may also engage in trading in the Chinese Renminbi or instruments whose returns are linked to the Chinese Renminbi for their proprietary accounts, for other accounts under their management or to facilitate transactions, including block transactions, on behalf of customers. Any of these hedging or other activities of Goldman, Sachs & Co. or our other affiliates could adversely affect the exchange rate — directly or indirectly — and, therefore, the market value of your notes and the amount we will pay on your notes, if any, at maturity. In addition, you should expect that these transactions will cause Goldman Sachs or its clients or counterparties to have economic interests and incentives that do not align with, and that may be directly contrary to, those of an investor in the notes. Goldman Sachs will have no obligation to take, refrain from taking or cease taking any action with respect to these transactions based on the potential effect on an investor in the notes, and may receive substantial returns on hedging or other activities while the value of your notes declines.

We may also issue, and Goldman, Sachs & Co. and our other affiliates may also issue or underwrite, other securities or financial or derivative instruments with returns linked to changes the exchange rate. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the market value of your notes and the amount we will pay on your notes at maturity.

Goldman Sachs’ Trading and Investment Activities for its Own Account or for its Clients Could Negatively Impact Investors in the Notes

Goldman Sachs is a global investment banking, securities and investment management firm that provides a wide range of financial services to a substantial and diversified client base that includes corporations, financial institutions, governments and high-net-worth individuals. As such, it acts as an investor, investment banker, research provider, investment manager, investment advisor, market maker, trader, prime broker and lender. In those and other capacities, Goldman Sachs purchases, sells or holds a broad array of investments, actively trades securities, derivatives, loans, commodities, currencies, credit default swaps, indices, baskets and other financial instruments and products for its own account or for the accounts of its customers, and will have other direct or indirect interests, in the global fixed income, currency, commodity, equity, bank loan and other markets. Any of Goldman Sachs’ financial market activities may, individually or in the aggregate, have an adverse effect on the market for your notes, and you should expect that the interests of Goldman Sachs or its clients or counterparties will at times be adverse to those of investors in the notes.

Goldman Sachs regularly offers a wide array of securities, financial instruments and other products into the marketplace, including existing or new products that are similar to your notes, or similar or linked to the Chinese Renminbi. Investors in the notes should expect that Goldman Sachs will offer securities, financial instruments, and other products that will compete with the notes for liquidity, research coverage or otherwise.

Goldman Sachs’ Market-Making Activities Could Negatively Impact Investors in the Notes

Goldman Sachs actively makes markets in and trades financial instruments for its own account and for the accounts of customers. These financial instruments include debt and equity securities, currencies, commodities, bank loans, indices, baskets and other products. Goldman Sachs’

activities include, among other things, executing large block trades and taking long and short positions directly and indirectly, through derivative instruments or otherwise. The securities and instruments in which Goldman Sachs takes positions, or expects to take positions, include the Chinese Renminbi, and those trading activities, if they influence the exchange rate, could be adverse to your interests as a beneficial owner of your notes. Market making is an activity where Goldman Sachs buys and sells on behalf of customers, or for its own account, to satisfy the expected demand of customers. By its nature, market making involves facilitating transactions among market participants that have differing views of securities and instruments. As a result, you should expect that Goldman Sachs will take positions that are inconsistent with, or adverse to, the investment objectives of investors in the notes.

The Offering of the Notes May Reduce an Existing Exposure of Goldman Sachs or Facilitate a Transaction or Position That Serves the Objectives of Goldman Sachs or Other Parties

A completed offering may reduce Goldman Sachs’ existing exposure to the Chinese Renminbi or securities and instruments linked to the Chinese Renminbi, including exposure gained through hedging transactions in anticipation of this offering. An offering of notes will effectively transfer a portion of Goldman Sachs’ exposure (and indirectly transfer the exposure of Goldman Sachs’ hedging or other counterparties) to investors in the notes.

The terms of the offering (including the selection of the Chinese Renminbi as the underlying currency and the establishment of other transaction terms) may have been selected in order to serve the investment or other objectives of Goldman Sachs or another client or counterparty of Goldman Sachs. In such a case, Goldman Sachs would typically receive the input of other parties that are involved in or otherwise have an interest in the offering, transactions hedged by the offering, or related transactions. The incentives of these other parties would normally differ from and in many cases be contrary to those of investors in the notes.

As Calculation Agent, Goldman, Sachs & Co. Will Have the Authority to Make Determinations that Could Affect the Market Value of Your Notes, When Your Notes Mature and the Payment Amount You Receive, if Any, at Maturity

As calculation agent for your notes, Goldman, Sachs & Co. will have discretion in making various determinations that affect your notes, including determining the final exchange rate, which we will use to determine the payment amount you will receive on the stated maturity date, and whether to adjust the valuation date because of a market disruption event, scheduled holiday or unscheduled holiday. See “Specific Terms of Your Notes” below. The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your notes and may present Goldman, Sachs & Co. with a conflict of interest of the kind described under “Goldman Sachs’ Trading and Investment Activities for its Own Account or for its Clients Could Negatively Impact Investors in the Notes” above. We may change the calculation agent at any time without notice, and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

Your Notes May Not Have an Active Trading Market

Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes. Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.

It Would be Reasonable To Treat the Notes as Debt Instruments Subject to Special Rules Governing Foreign Currency Denominated Contingent Payment Debt Obligations for United States Federal Income Tax Purposes

There is no authority that directly addresses the proper U.S. federal income tax treatment of your notes and therefore the tax consequences of your investment in the notes are uncertain. Although your notes are denominated in U.S. dollars, it would be reasonable to treat the notes as debt instruments subject to special rules governing foreign currency denominated contingent payment debt obligations for United States federal income tax purposes. Under this treatment, if you are a U.S. individual or taxable entity, you generally should be required to pay taxes on ordinary income from the notes over their term based on the comparable yield for the notes and the CNY/USD exchange rate. The comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be.

As a result of this treatment, you will generally be required to include amounts in income in respect of your notes prior to your receipt of cash attributable to such income. In addition, any gain you may recognize on the sale or maturity of the notes will be taxed as ordinary income. If you are a secondary purchaser of the notes, the tax consequences to you may be different.

Please see “Supplemental Discussion of Federal Income Tax Consequences” below for a more detailed discussion. Please also consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

Certain Considerations for Insurance Companies and Employee Benefit Plans

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the offered notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the offered notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the offered notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.

.

SPECIFIC TERMS OF YOUR NOTES

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated September 19, 2011, as supplemented by the accompanying prospectus supplement, dated September 19, 2011, in each case relating to the Medium-Term Notes, Series D, of The Goldman Sachs Group, Inc. Please note that in this section entitled “Specific Terms of Your Notes”, references to “holders” mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company. Please review the special considerations that apply to owners of beneficial interests in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

The offered notes are part of a series of debt securities, entitled “Medium-Term Notes, Series D”, that we may issue under the indenture from time to time as described in the accompanying prospectus and accompanying prospectus supplement. The offered notes are also “indexed debt securities”, as defined in the accompanying prospectus.

This prospectus supplement summarizes specific financial and other terms that apply to the offered notes, including your notes; terms that apply generally to all Series D medium-term notes are described in “Description of Notes We May Offer” in the accompanying prospectus supplement. The terms described here supplement those described in the accompanying prospectus supplement and the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

In addition to those terms described on the first four pages of this prospectus supplement, the following terms will apply to your notes:

No interest: we will not pay interest on your notes

Specified currency:

•	U.S. Dollars (“$”)

Form of note:

•	global form only: yes, at DTC

•	non-global form available: no

Denominations: each note registered in the name of a holder must have a face amount of $1,000 or integral multiples of $1,000 in excess thereof

Defeasance applies as follows:

•	full defeasance: no

•	covenant defeasance: no

Other terms:

•	the default amount will be payable on any acceleration of the maturity of your notes as described under “— Special Calculation Provisions” below

•	a business day for your notes will not be the same as a business day for our other Series D medium-term notes, as described under “— Special Calculation Provisions” below

•	a trading day for your notes will be as described under “— Special Calculation Provisions” below

Please note that the information about the settlement or trade dates, issue price, underwriting discount and net proceeds to The Goldman Sachs Group, Inc. on the front cover page or elsewhere in this prospectus supplement relates only to the initial issuance and sale of the notes. We may decide to sell additional notes on one or more dates after the date of this prospectus supplement, at issue prices, underwriting discounts and net proceeds that differ from the amounts set forth on the front cover page or elsewhere in this prospectus supplement. The return (whether positive or negative) on your investment in the notes will depend in part on the issue price you pay for such notes.

If you have purchased your notes in a market-making transaction after the initial issuance and sale of the notes, any such relevant information about the sale to you will be provided in a separate confirmation of sale.

We describe the terms of your notes in more detail below.

Exchange Rate

In this prospectus supplement, when we refer to the exchange rate as of any time, we mean the Chinese Renminbi value of one U.S. Dollar (CNY/USD).

Payment of Principal on Stated Maturity Date

On the stated maturity date, for each $1,000 face amount, we will pay to the holder of the notes, an amount in cash equal to:

•	if the currency return is positive, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the currency return times (c) the upside participation factor;

•	if the currency return is zero or negative, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the currency return, subject to a minimum payment amount of $0.

Upside participation factor

The upside participation factor is expected to be 1.5.

Currency return

The currency return is equal to the quotient of (i) the initial exchange rate minus the final exchange rate (ii) divided by the initial exchange rate, expressed as a positive or negative percentage.

Initial exchange rate

The initial exchange rate will be expressed as the Chinese Renminbi value of one U.S. Dollar. The initial exchange rate will be set on the trade date.

Final exchange rate

The final exchange rate (expressed as the Chinese Renminbi value of one U.S. Dollar) will be determined on the valuation date by reference to the CNY/USD rate published by the People’s Bank of China, Beijing, People’s Republic of China, which appears on the Reuters Screen “SAEC” Page opposite the symbol “USDCNY=” at approximately 9:15 a.m., Beijing time (or any successor or replacement service or page thereto, as determined by the calculation agent in its sole discretion), except in the limited circumstances described under “— Consequences of a Non-Fixing Day” below.

The final exchange rate will be determined by the calculation agent on the valuation date, subject to the circumstances described under “— Consequences of a Non-Fixing Day” and “— Market Disruption Event” below.

Stated maturity date

The stated maturity date will be set on the trade date and is expected to be May 20, 2013, unless that day is not a business day, in which case the stated maturity date will be the next following business day. If the valuation date is postponed as described under “— Valuation Date” below, the stated maturity date will be postponed by the same number of business day(s) from but excluding the originally scheduled valuation date to and including the postponed valuation date. In no event, will the stated maturity date be postponed by more than five business days.

Valuation date

The valuation date will be set on the trade date and is expected to be May 13, 2013, unless the calculation agent determines that an unscheduled holiday or a market disruption event has occurred or is continuing on that day or such day is not otherwise a fixing day (except because of a scheduled holiday). In that event, the valuation date will be the first following fixing day on which the calculation agent determines that an unscheduled holiday or a market disruption event does not occur and is not continuing. In the event that the calculation agent determines that the valuation date is not a fixing day because of a scheduled holiday, then the valuation date will be the fixing day immediately preceding the originally scheduled valuation date.

In no event, however, will the valuation date be postponed to a date later than the originally scheduled stated maturity date, or if the originally scheduled stated maturity date is not a business day, later than the first business day after the originally scheduled stated maturity date.

If the valuation date is postponed to the last possible day, but an unscheduled holiday or a market disruption event occurs or is continuing on that day or such day is not otherwise a fixing day, that day will nevertheless be the valuation date.

Consequences of a Non-Fixing Day

As indicated above, if an unscheduled holiday or a market disruption event occurs or is continuing on a day that would otherwise be the valuation date or such day is not a fixing day, then the valuation date will be postponed to the next fixing day or, if the originally scheduled valuation date is not a fixing day because of a scheduled holiday, the immediately preceding fixing day on which an unscheduled holiday or a market disruption event does not occur and is not continuing. In no event, however, will the valuation date be postponed past the originally scheduled stated maturity date.

If the calculation agent determines that the final exchange rate is not available on the last possible valuation date because of an unscheduled holiday or a continuing market disruption event or a non-fixing day, that day will nevertheless be the valuation date and the calculation agent will determine the final exchange rate based on its assessment, made in its sole discretion, of the final exchange rate on that day in a commercially reasonable manner.

Default Amount on Acceleration

If an event of default occurs and the maturity of your notes is accelerated, we will pay the default amount in respect of the principal of your notes at the maturity, instead of the payment amount on the stated maturity date as described earlier. We describe the default amount under “— Special Calculation Provisions” below.

For the purpose of determining whether the holders of our Series D medium-term notes, which include your notes, are entitled to take any action under the indenture, we will treat the outstanding face amount of your notes as the outstanding principal amount of that note. Although the terms of the offered notes differ from those of the other Series D medium-term notes, holders of specified percentages in principal amount of all Series D medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the Series D medium-term notes, including your notes, except with respect to certain Series D medium-term notes if the terms of such notes specify that the holders of specified percentages in the principal amount of all such notes must also consent to such action. This action may involve changing some of the terms that apply to the Series D medium-term notes, accelerating the maturity of the Series D medium-term notes after a default or waiving some of our obligations under the indenture. In addition, certain changes to the indenture and the notes that only affect certain debt securities may be made with the approval of holders of a majority of the principal amount of such affected debt securities. We discuss these matters in the accompanying prospectus under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “— Modification of the Debt Indentures and Waiver of Covenants”.

Manner of Payment

Any payment on your notes at maturity will be made to an account designated by the holder of your notes and approved by us, or at the office of the trustee in New York City, but only when your notes are surrendered to the trustee at that office. We also may make any payment in accordance with the applicable procedures of the depositary.

Modified Business Day

As described in the accompanying prospectus, any payment on your notes that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, with the same effect as if paid on the original due date. For your notes, however, the term business day may have a different meaning than it does for other Series D medium-term notes. We discuss this term under “— Special Calculation Provisions” below.

Role of Calculation Agent

The calculation agent in its sole discretion will make all determinations regarding the exchange rate, the final exchange rate, the currency return, market disruption events, scheduled holidays, unscheduled holidays, stated maturity date, valuation date, fixing days, business days and the payment amount on your notes at maturity. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

Please note that Goldman, Sachs & Co., our affiliate, is currently serving as the calculation agent as of the original issue date of your notes. We may change the calculation agent for your notes at any time after the original issue date without notice, and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

Special Calculation Provisions

Fixing Day

When we refer to a fixing day with respect to your notes, we mean, a day on which the CNY/USD exchange rate is published by the People’s Bank of China, Beijing, People’s Republic of China and displayed on the relevant Reuters page at approximately 9:15 a.m., Beijing time (or any successor or replacement service or page thereto, as determined by the calculation agent in its sole discretion).

Business Day

When we refer to a business day with respect to your notes, we mean a day that is a New York Business Day as defined in the accompanying prospectus.

Unscheduled and Scheduled Holiday

Unscheduled holiday means, with respect to the exchange rate, a day on which the exchange rate for such day, with respect to the final exchange rate, will not be published and displayed on the relevant Reuters page (or any successor or replacement or similar services or page thereto, as determined by the calculation agent in its sole discretion) at the relevant time and the market is made aware of such unscheduled holiday (by means of a public announcement or by reference to other publicly announced information) after 9:00 a.m. New York time on the date that is two fixing days prior to the unscheduled holiday.

Scheduled holiday means, with respect to the exchange rate, a day on which the exchange rate for such date, with respect to the final exchange rate, will not be published and displayed on the relevant Reuters page (or any successor or replacement or similar services or page thereto, as determined by the calculation agent in its sole discretion) at the relevant time and the market is made aware of such scheduled holiday (by means of a public announcement or by reference to other publicly announced information) at or before 9:00 a.m. New York time on the date that is two fixing days prior to the scheduled holiday.

Default Amount

The default amount for your notes on any day will be an amount, in the specified currency for the principal of your notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all of our payment and other obligations with respect to your notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to your notes. That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holder of your notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for your notes, which we describe below, the holder and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•	no quotation of the kind referred to above is obtained, or

•	every quotation of that kind obtained is objected to within five business days after the day the default amount first becomes due.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two business day objection period have not ended before the valuation date, then the default amount will equal the principal amount of your notes.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and that is, or whose securities are, rated either:

•	A-1 or higher by Standard & Poor’s Ratings Services or any successor, or any other comparable rating then used by that rating agency, or

•	P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Market Disruption Event

A market disruption event will occur when the final exchange rate for such day is not made available and displayed on the Reuters screen “SAEC” page opposite the symbol “USDCNY=” at approximately 9:15 a.m., Beijing time on the valuation date (or any successor or replacement or similar service or page thereto, as determined by the calculation agent in its sole discretion) or if the calculation agent determines in a commercially reasonable manner that it is not possible to effect a market transaction at the published rate.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the offered notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds”. We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the offered notes as described below.

In anticipation of the sale of the offered notes, we and/or our affiliates expect to enter into hedging transactions involving purchases of futures and/or other instruments linked to foreign currencies on or before the trade dates. In addition, from time to time after we issue the offered notes, we and/or our affiliates expect to enter into additional hedging transactions and to unwind those we have entered into, in connection with the offered notes and perhaps in connection with other notes we issue, some of which may have returns linked to any one or more foreign currencies. Consequently, with regard to your notes, from time to time, we and/or our affiliates:

•	expect to acquire or dispose of positions in listed or over-the-counter options, futures or other instruments linked to foreign currencies,

•	may take or dispose of positions in listed or over-the-counter options or other instruments based on foreign currencies, and/or

•

may take short positions in the other securities of the kind described above — i.e., we and/or our affiliates may sell securities of the kind that we do not own or that we borrow for delivery to purchaser.

We and/or our affiliates may acquire a long or short position in securities similar to your notes from time to time and may, in our or their sole discretion, hold or resell those securities.

In the future, we and/or our affiliates expect to close out hedge positions relating to the offered notes and perhaps relating to other notes with returns linked to the Chinese Renminbi or other foreign currencies. We expect these steps to involve sales of instruments linked to the Chinese Renminbi and other foreign currencies on or shortly before the valuation date. These steps also may involve sales and/or purchases of listed or over-the-counter options, futures or other instruments linked to the Chinese Renminbi or other foreign currencies.

The hedging activity discussed above may adversely affect the market value of your notes from time to time and the amount we will pay on your notes at maturity. See “Additional Risk Factors Specific To Your Notes — Goldman Sachs’ Anticipated Hedging Activities May Negatively Impact Investors in the Notes and Cause Our Interests and Those of Our Clients and Counterparties to be Contrary to Those of Investors in the Notes” and “— Goldman Sachs’ Trading and Investment Activities for its Own Account or for its Clients Could Negatively Impact Investors in the Notes” above for a discussion of these adverse effects.

HISTORICAL EXCHANGE RATES

We have derived all information regarding the exchange rate contained in this prospectus supplement from publicly available information, without independent verification.

The exchange rate has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the exchange rate during any period shown below is not an indication that the exchange rate is more or less likely to increase or decrease at any time during the life of your notes. You should not take the historical exchange rates as an indication of future performance. We cannot give you any assurance that the future performance of the exchange rate will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date. In light of the increased volatility currently being experienced by the financial services sector and the U.S. and global securities markets and recent market declines, it may be substantially more likely that you could lose all or a substantial portion of your investment in the notes.

Neither we nor any of our affiliates makes any representation to you as to the performance of the exchange rate. The actual performance of the exchange rate over the life of the offered notes, as well as the amount payable at maturity may bear little relation to the historical exchange rates shown below.

The following tables set forth the published high, low and end of quarter daily exchange rate for each calendar quarter from January 1, 2008 to November 7, 2011, as published by the People’s Bank of China, Beijing, People’s Republic of China and displayed on the relevant Reuters page for such periods. As set forth in the following tables, a decrease in the exchange rate for a given day indicates a weakening of the USD against the Chinese Renminbi, while an increase in an exchange rate indicates a strengthening of the USD against the Chinese Renminbi. We obtained the information in the tables below from the People’s Bank of China, Beijing, People’s Republic of China without independent verification. The historical exchange rates and historical exchange rate performance set forth below should not be taken as an indication of future performance. We cannot give you any assurance that the initial exchange rate will be equal to or greater than the final exchange rate or that the payment amount at maturity will be greater than the face amount of your notes.

Quarterly High, Low and Period End Exchange Rates of CNY versus USD

	High	Low	Period End
2008
Quarter ended March 31	7.2996	7.0130	7.0190
Quarter ended June 30	7.0292	6.8591	6.8591
Quarter ended September 30	6.8665	6.8009	6.8183
Quarter ended December 31	6.8527	6.8240	6.8346

2009
Quarter ended March 31	6.8399	6.8293	6.8359
Quarter ended June 30	6.8370	6.8201	6.8319
Quarter ended September 30	6.8352	6.8271	6.8290
Quarter ended December 31	6.8287	6.8267	6.8282

2010
Quarter ended March 31	6.8281	6.8261	6.8263
Quarter ended June 30	6.8284	6.7890	6.7909
Quarter ended September 30	6.8126	6.6936	6.7011
Quarter ended December 31	6.6986	6.6227	6.6227

	High	Low	Period End
2011
Quarter ended March 31	6.6349	6.5564	6.5564
Quarter ended June 30	6.5527	6.4683	6.4716
Quarter ended September 30	6.4748	6.3549	6.3549
Quarter ending December 31 (through November 7, 2011)	6.3762	6.3165	6.3212

SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus.

The following section is the opinion of Sullivan & Cromwell LLP, counsel to The Goldman Sachs Group, Inc. Notwithstanding the preceding sentence, the terms “we”, “our” and “us” in this section refer to The Goldman Sachs Group, Inc. This section applies to you only if you hold your notes as a capital asset for tax purposes. In addition, it is the opinion of Sullivan & Cromwell LLP that the characterization of the notes for U.S. federal income tax purposes that will be required under the terms of the note, as discussed below, is a reasonable interpretation of current law. This section does not apply to you if you do not hold the notes as a capital asset or if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a person that owns the notes as a hedge or that is hedged against interest rate risks;

•	a person that owns the notes as part of a straddle or conversion transaction for tax purposes; or

•	a United States holder whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax, and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders

This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of notes and you are:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States holder, this section does not apply to you and you should refer to “— United States Alien Holders” below.

Tax Treatment. The tax treatment of your notes is uncertain. The terms of your notes require that you and we will treat the notes as contingent Chinese Renminbi-denominated debt obligation. However, the characterization of the notes is not clear, and it is therefore possible that the notes could be treated in a different manner for tax purposes. Please see the discussion below under “Alternative Treatments” for other possible tax treatments of your notes. Unless otherwise stated, the discussion below assumes that the notes will be treated as debt instruments denominated in Chinese Renminbi subject to the special rules governing foreign currency denominated contingent payment obligations.

THE TAX RULES GOVERNING FOREIGN CURRENCY DENOMINATED CONTINGENT PAYMENT OBLIGATIONS ARE EXTREMELY

COMPLEX. ACCORDINGLY, THE DISCUSSION BELOW ONLY INCLUDES A GENERAL SUMMARY OF THE TAX RULES APPLICABLE TO YOUR OWNERSHIP OF THE NOTES. YOU SHOULD THEREFORE CONSULT YOUR TAX ADVISOR REGARDING THE SPECIFIC TAX RULES APPLICABLE TO YOUR OWNERSHIP OF THE NOTES.

Under these rules, the amount of interest you are required to take into account for each accrual period will be determined by first determining the yield at which we would issue a hypothetical Chinese Renminbi-denominated noncontingent fixed rate debt instrument with terms and conditions similar to your notes (the “comparable yield”) and then determining as of the issue date a payment schedule in Chinese Renminbi that would produce the comparable yield. You will then accrue original issue discount on the note in the same manner as if you held a Chinese Renminbi-denominated note with the same terms as the hypothetical debt instrument.

These rules will generally have the effect of requiring you to include amounts in income in respect of your notes prior to your receipt of cash attributable to such income.

We have determined that the comparable yield for the notes is equal to     % per annum, compounded semi-annually, with a projected payment at maturity of ¥     based on note with a face amount of $1,000. Based on this comparable yield, if you are an initial holder that holds a note until maturity and you pay your taxes on a calendar year basis, we have determined that you would be treated as accruing the following amounts:

Accrual Period	Interest Deemed to Accrue During Accrual Period (per $1,000 face amount note)	Total Interest Deemed to Have Accrued from Original Issue Date (per $1,000 face amount note) as of End of Accrual Period

, 2011 through December 31, 2011

January 1, 2012 through December 31, 2012

January 1, 2013 through

You may determine the U.S. dollar amount of accrued interest that you recognize in any accrual period by using one of two methods. Under the default method, the U.S. dollar amount of accrued interest is determined based on the average CNY/USD rate for the accrual period (or, with respect to an accrual period that spans two taxable years, at the average CNY/USD rate for the partial period within the taxable year). Alternatively you may elect (or may have made a previous election that is still in effect) to determine the U.S. dollar amount of interest accrued on the basis of the CNY/USD spot rate on the last day of the accrual period (or, with respect to an accrual period that spans two taxable years, the CNY/USD spot rate on the last day of the part of the period within the taxable year) or, if the last day of an accrual period is within five business days of the receipt of payment in respect of such interest, the CNY/USD spot rate on the day of receipt. If you elect the latter method, it will apply to all debt instruments that you hold at the beginning of the first taxable year to which the election applies and to all debt instruments that you subsequently acquire. You may not revoke this election without the consent of the Internal Revenue Service.

You are required to use the comparable yield and projected payment schedule that we compute in determining your interest accruals in respect of your notes, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of your notes, and we make no representation regarding the amount of contingent payments with respect to your notes.

If you purchase the notes at a price that differs from the adjusted issue price, you may be subject to certain complex rules. Please consult your tax advisor in such a case.

If you hold your notes until maturity, you will recognize ordinary interest income if the amount you receive in retirement of your notes (determined in Chinese Renminbi based on the CNY/USD exchange rate in effect at such time) exceeds the projected payment at maturity. The amount of ordinary interest income will equal the amount of such excess multiplied by the CNY/USD spot rate at maturity. If the amount you receive in retirement of your notes (in Chinese Renminbi) is less than the projected payment at maturity, you will be required to recognize a negative adjustment by the difference. Such negative adjustment (i) will first reduce the amount of interest in respect of the notes that you would otherwise be required to include in income in the taxable year and (ii) to the extent that the negative adjustment exceeds the amount described in (i), be allocated to interest accrued in prior years. To the extent such negative adjustment is allocated to interest accrued in prior years, you will recognize an ordinary loss equal to such interest multiplied by the CNY/USD rate originally utilized in accruing such interest.

You will recognize foreign currency gain or loss (i) with respect to your interest inclusions in respect of the notes based on the difference between the CNY/USD spot rate that is in effect upon your receipt of the interest (upon the sale, exchange or maturity of the notes) and the CNY/USD rate that you used to accrue the interest, and (ii) with respect to the principal payment on your notes (including amounts that are received in respect of principal upon a sale of notes), based on the difference between the CNY/USD spot rate that is in effect upon your receipt of the principal and the CNY/USD rate that was in effect upon y[our purchase of the notes.

Any gain a holder realizes upon a sale or exchange of a note will generally be ordinary income. However the rules governing the tax treatment of a holder that sells the notes are complex and you should consult your tax advisor regarding the tax consequences to you if you sell your notes.

Alternate Treatments. There is no judicial or administrative authority discussing how your notes should be treated for U.S. federal income tax purposes. Therefore, the Internal Revenue Service might assert that treatment other than that described above is more appropriate. For example, the Internal Revenue Service could treat your notes as a U.S. dollar denominated instrument subject to special rules governing contingent payment obligations.

Under those rules, the amount of interest you are required to take into account for each accrual period would be determined by constructing a projected payment schedule for the notes in US dollars and applying rules similar to those discussed above, but without conversions to a foreign currency.

It is also possible that the Internal Revenue Service could seek to characterize your notes as prepaid derivative contracts with respect to the performance of the Chinese Renminbi, that matures on the maturity date for the notes. If the notes are so treated, upon the sale, redemption or maturity of your notes, you should recognize gain or loss in an amount equal to the difference, if any, between the amount you receive at such time and your tax basis in the notes. Such gain or loss will generally be exchange gain or loss unless the gain or loss is not attributable to changes in the CNY/USD exchange rate. Exchange gain or loss is generally treated as ordinary income or loss unless an election is made to treat such gain or loss as capital gain or loss.

It is also possible that the Internal Revenue Service could seek to characterize your notes in a manner that results in tax consequences to you different from those described above. You should consult your tax advisors as to possible alternative characterizations of your notes for U.S. federal income tax purposes.

Treasury Regulations Requiring Disclosure of Reportable Transactions

Treasury regulations require United States taxpayers to report certain transactions that give rise to a loss in excess of certain thresholds. Under these regulations, a United States holder that recognizes a loss with respect to the notes that is attributable to changes in the spot exchange rate of a foreign currency will be required to report the loss on Internal Revenue Service Form 8886 if such loss exceeds the thresholds set forth in the regulations. For individuals and trusts, this loss threshold is $50,000 in any single taxable year. For other types of taxpayers and other types of losses, the thresholds are higher. Any loss that you recognize in excess of the applicable threshold with respect to the notes will generally be subject to these reporting rules to the extent such loss is attributable to changes in exchange rates during the term of the notes. You should consult your tax advisor regarding any tax filing and reporting obligations that you are required to make in respect of the notes.

United States Alien Holders

If you are a United States alien holder, please see the discussion under “United States Taxation — Taxation of Debt Securities — United States Alien Holders” in the accompanying prospectus for a description of the tax consequences relevant to you. You are a United States alien holder if you are the beneficial owner of the notes and are, for United States federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation; or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from the notes.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the notes.

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts, Keogh plans and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption applies to the transaction. The assets of a Plan may include assets held in the general account of an insurance company that are deemed “plan assets” under ERISA or assets of certain investment vehicles in which the Plan invests. Each of The Goldman Sachs Group, Inc. and certain of its affiliates may be considered a “party in interest” or a “disqualified person” with respect to many Plans, and, accordingly, prohibited transactions may arise if the notes are acquired by or on behalf of a Plan unless those notes are acquired and held pursuant to an available exemption. In general, available exemptions are: transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less and pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) the plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the notes, (b) none of the purchase, holding or disposition of the notes or the exercise of any rights related to the notes will result in a nonexempt prohibited transaction under ERISA or the Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) (or any regulations thereunder) or, with respect to a governmental plan under any similar applicable law or regulation) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a government plan, an IRA or a Keogh plan) and propose to invest in the notes, you should consult your legal counsel.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The Goldman Sachs Group, Inc. expects to agree to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. expects to agree to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this prospectus supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this prospectus supplement and to certain securities dealers at such price less a concession not in excess of             % of the face amount. Accounts of certain national banks, acting as purchase agents for such accounts, have agreed with the purchase agents to pay a purchase price of             % of the face amount, and as a result of such agreements the agents with respect to sales to be made to such accounts will not receive any portion of the underwriting discount set forth on the front cover page of this pricing supplement from Goldman, Sachs & Co.

In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the offered notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $            . For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

We expect to deliver the notes against payment therefor in New York, New York on November 18, 2011, which is expected to be the fifth scheduled business day following the date of this prospectus supplement and of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes are initially expected to settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), Goldman, Sachs & Co. has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of the offered notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the offered notes to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Goldman, Sachs & Co. has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the offered notes in circumstances in which Section 21(1) of the FSMA does not apply to The Goldman Sachs Group, Inc.; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

No advertisement, invitation or document relating to the offered notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), if such advertisement, invitation or document is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the offered notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

The offered notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1998 as amended, the “FIEL”) and each underwriter has agreed that it will not offer or sell any offered notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan. As used in this paragraph, resident of Japan means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the offered notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person (pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the offered notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the offered notes pursuant to an offer made under Section 275 of the SFA except: (1) to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

The offered notes have not been and will not be registered with the Mexican National Securities Registry (Registro Nacional de Valores), maintained by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria de Valores), and may not be offered or sold publicly in Mexico. The Securities may be sold in Mexico, by any person, including The Goldman Sachs Group, Inc., pursuant to the private placement exemption set forth in Article 8 of the Mexican Securities Market Law (Ley del Mercado de Valores), to the investors and under the terms specified in such Article.

Each potential investor in the offered notes in Mexico shall be deemed to represent and warrant to the issuer that it is a qualified or institutional investor under the Regulations of the Mexican Stock Exchange and that, as a result, The Goldman Sachs Group, Inc. may rely on the private placement exemption set forth in Article 8 of the Mexican Securities Market Law to offer the securities.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement, the accompanying prospectus supplement or the accompanying prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

Prospectus Supplement

Summary Information	S-2
Hypothetical Examples	S-4
Additional Risk Factors Specific to Your Notes	S-8
Specific Terms of Your Notes	S-16
Use of Proceeds and Hedging	S-21
Historical Exchange Rates	S-22
Supplemental Discussion of Federal Income Tax Consequences	S-24
Employee Retirement Income Security Act	S-28
Supplemental Plan of Distribution	S-29

Prospectus Supplement dated September 19, 2011
Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-25
Employee Retirement Income Security Act	S-26
Supplemental Plan of Distribution	S-27
Validity of the Notes	S-28

Prospectus dated September 19, 2011
Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	48
Description of Units We May Offer	53
Description of Preferred Stock We May Offer	58
The Issuer Trusts	65
Description of Capital Securities and Related Instruments	67
Description of Capital Stock of The Goldman Sachs Group, Inc.	88
Legal Ownership and Book-Entry Issuance	92
Considerations Relating to Floating Rate Debt Securities	97
Considerations Relating to Securities Issued in Bearer Form	98
Considerations Relating to Indexed Securities	102
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	105
Considerations Relating to Capital Securities	108
United States Taxation	112
Plan of Distribution	135
Conflicts of Interest	137
Employee Retirement Income Security Act	138
Validity of the Securities	139
Experts	139
Review of Unaudited Condensed Consolidated Financial Statements by Independent Registered Public Accounting Firm	139
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995.	140

$

The Goldman Sachs

Group, Inc.

Leveraged Currency-Linked Notes due

(Linked to the Performance of the Chinese

Renminbi Against the U.S. Dollar)

Medium-Term Notes,

Series D

Goldman, Sachs & Co.

JPMorgan